Schedule 1 to September 30, 2005 response letter

The estimated future net revenue (using current prices and costs as of those dates, exclusive of income taxes) and the present value of future net revenue (at a 10% discount for estimated timing of cash flow) for the Company's proved developed and proved undeveloped oil and gas reserves at the end of each of the five years ended December 31, 2004, are summarized as follows (figures rounded):
	Proved Developed		Proved Undeveloped		Total
As of 12-31	Future Net Revenue	PV 10 Value Of Future Net Revenue	Future Net Revenue	Present Value Of Future Net Revenue	Future Net Revenue	PV 10 Value Of Future Net Revenue	PV 10 Value Of future Income Taxes	Standardized Measure of Discounted Future Net Cash Flows(1)

2000	$ 199,376,000	113,137,000			199,376,000	113,137,000	33,127,000	80,010,000
2001	$ 41,086,000	24,653,000	957,000	629,000	42,043,000	25,282,000	4,316,000	20,966,000
2002	$ 97,600,000	56,855,000			97,600,000	56,855,000	14,079,000	42,776,000
2003	$ 141,194,000	85,695,000	22,891,000	17,401,000	164,085,000	103,096,000	29,844,000	73,252,000
2004	$ 177,916,000	107,116,000	33,484,000	26,796,000	211,400,000	133,912,000	39,501,000	94,411,000

(1) The PV 10 Value represents the discounted future net cash flows attributable to our proved oil and gas reserves before income tax, discounted at 10%. Although it is a non-GAAP measure, we believe that the presentation of the PV 10 Value is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves prior to taking into account corporate future income taxes and our current tax structure. We use this measure when assessing the potential return on investment related to our oil and gas properties. The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to our proved oil and natural gas reserves after income tax, discounted at 10%.